UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-49807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY

CAPITAL APPRECIATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WGL Holdings, Inc.

101 Constitution Avenue, N.W.

Washington, D.C. 20080

Washington Gas Light Company Capital Appreciation Plan

For the Fiscal Year Ended December 31, 2011

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators and Participants of

Washington Gas Light Company Capital Appreciation Plan

We have audited the accompanying statements of net assets available for benefits of the Washington Gas Light Company Capital Appreciation Plan (Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with US generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the 2010 financial statements have been restated to correct the presentation and omission of certain disclosures related to Plan assets held in a master trust arrangement.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Washington, DC

July 10, 2012

Washington Gas Light Company Capital Appreciation Plan

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	2011	2010 (Restated)
Assets

Interest in Master Trust	68,917,009	67,034,105

Receivables:
Employee contribution	179,690	83,737
Employer contribution	95,836	28,741
Notes receivable from participants	2,885,215	3,185,382

Total Receivables	3,160,741	3,297,860

Total Assets	72,077,750	70,331,965

Net Assets Available for Benefits at Fair Value	72,077,750	70,331,965

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(415,177)	(349,738)

Net Assets Available for Benefits	$71,662,573	$69,982,227

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

2011
Investment Income:
Net investment gain from Master Trust	3,502,102

Interest income on notes receivable from participants	167,317

Contributions:
Employee	2,774,168
Employer	1,380,723

Total Contributions	4,154,891

Total Additions	7,824,310

Deductions:
Benefits paid	(5,325,475)
Administrative expenses	(248,347)

Total Deductions	(5,573,822)

Transfer out - to the Washington Gas Light Company Savings Plan	(570,142)

Net Increase in Net Assets	1,680,346

Net Assets Available for Benefits:
Beginning of Year	69,982,227

End of Year	$71,662,573

The accompanying notes are an integral part of these statements.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN

The following description of the Washington Gas Light Company Capital Appreciation Plan (“Plan” or “Capital Appreciation Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan covering all union-eligible employees of Washington Gas Light Company (“Company” or “Plan Sponsor”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in The Washington Gas Light Company Savings Plan and Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan Trust (the Master Trust) under an agreement between the Company and JPMorgan Chase Bank, N.A. (the Trustee). The Capital Appreciation Plan is administered by the Vice President - Human Resources and Organization Development, and the Vice President and Chief Financial Officer of the Company. On October 1, 2011, JP Morgan Chase Bank, N.A. was named trustee (“Trustee”) of the Master Trust. J.P. Morgan Retirement Plan Services LLC was named the recordkeeper (“Recordkeeper”) of the Plan. Prior to October 1, 2011, ING (formerly known as Citi Street LLC) was the Recordkeeper. In addition, State Street Bank and Trust Company was the Trustee until April 1, 2010 when they were replaced by ING National Trust Company.

Contributions

The Capital Appreciation Plan permits employees to contribute on both an after-tax and pre-tax basis. Under the pre-tax provision of the Capital Appreciation Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to Internal Revenue Service (“IRS”) limits. The Company contributes as a pre-tax matching contribution 100% of the first 4% of compensation for Office and Professional Employees International Union-Local 2 (“OPEIU”), Teamsters Local 96, Shenandoah Gas, Frederick Gas (IBEW Production and IBEW clerical), and Hampshire Gas. Employees who are age 50 or older may make a “catch-up” contribution in accordance with the Internal Revenue Code (“IRC”). “Catch-up” eligible employees were allowed to contribute an additional $5,500 in 2011 and 2010 on a pre-tax basis in excess of the maximum 401(k) contributions of $16,500 in 2011 and 2010; however, there is no employer match for “catch-up” contributions.

Under the after-tax provision of the Capital Appreciation Plan, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for these contributions. Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above. In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above.

WASHINGTON GAS LIGHT COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN (CONTINUED)

Teamsters Local 96 and OPEIU employees who are first hired on or after January 1, 2009, receive an Employer Supplemental Contribution in an amount set out in the most current collective bargaining agreement. Such amount is 3% of compensation from January 1, 2009 through December 31, 2010, and 4% of compensation from January 1, 2011 through June 1, 2012 for Teamsters Local 96 new hires; 3% of compensation from January 1, 2009 through December 31, 2009, and 4% of compensation from January 1, 2010 through March 31, 2011 for OPEIU new hires. IBEW Local 1900 and Hampshire Gas employees who are first hired on or after January 1, 2010 receive an Employer Supplemental Contribution in an amount set in the most current bargaining agreement. Such amount is 3% of compensation from January 1, 2010 through December 31, 2010 and 4% of compensation beginning January 1, 2011 for IBEW Local 1900 and Hampshire Gas new hires.

Employees hired after January 1, 2001 are automatically enrolled in the Capital Appreciation Plan within 40 days of employment at a pre-tax contribution of 1% of the employee’s base compensation. The employee may opt-out of plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.

The Capital Appreciation Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.

Vesting

Participants are 100% vested at all times in the amounts credited to their accounts.

Participant Accounts

A separate account is maintained for each participant in the Capital Appreciation Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, the Employer Supplemental Contribution, participant withdrawals, plan expenses, and an allocation of the earnings or losses on investments, and other investment income. The Recordkeeper maintains participants' accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.

Investments

Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in an investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers common stock of WGL Holdings, Inc., funds managed by registered investment companies (mutual funds), common/collective trust funds and a stable return fund as investment options for participants. Master Trust may engage in securities lending, where a portion of the securities held by the fund are loaned to other brokers or financial institutions (the “borrowers”). The borrowers often provide collateral against the loans. The percentage of each fund on loan as of December 31, 2011 varies by investment.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN (CONTINUED)

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee’s beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date. The employee (or employee’s beneficiary) may elect to receive the distribution in either a lump-sum (if the balance is $5,000 or less must be a lump sum distribution), or annual payments not to exceed ten years, or they may postpone the commencement of benefit distribution to some later date as may be permitted by the required minimum distribution rules. When an employee terminates employment for reasons other than retirement, disability or death, the employee (or employee's beneficiary) is eligible to receive 100% of his/her account balance as of the latest valuation date as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax and rollover contributions and earnings on those contributions not more than once a Plan year. Participants can make withdrawals of pre-tax contributions and earnings on those contributions after attaining age 59-1/2 not more than once a Plan year.

Notes Receivable From Participants

Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up”, and Company match contributions. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years with the exception of loans for the purchase of the participant’s principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account, and effective October 1, 2011, new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statement of Net Assets Available for Benefits as Notes receivable from participants.

Amendment or Termination

The Capital Appreciation Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared using the accrual basis of accounting.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The 2010 financial statements have been restated to correct the presentation and omission of certain disclosures related to Plan assets held in a master trust arrangement as required by Accounting Standards Codification (ASC) 962, Defined Contribution Pension Plans. The restatement changed the presentation of the 2010 statement of net assets available for benefits from a listing of the Plan’s investment by asset type to a one line presentation of the Plan’s interest in the Master Trust and resulted in revised disclosures. The restatement did not affect total net assets or changes in net assets as of or for the year ended December 31, 2010.

Use of Estimates

In conformity with accounting principles generally accepted in the United States, the Plan Administrators make estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of plan investments.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net realized and unrealized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.

Management fees and operating expenses charged to the Master Trust for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Reporting of Investment Contracts by the Master Trust – (Wells Fargo Stable Return Fund)

The Master Trust invests in a Stable Return Fund, which is comprised of the Wells Fargo Stable Return Fund, invests in high quality investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Distributions

Distributions are recorded when checks are drawn and delivered to participants.

Administrative Expenses

Effective April 1, 2010, expenses for record-keeping and plan administration (including expenses for investment consulting services, legal and auditing services, and communication fees) were deducted from participants’ accounts each quarter. The administrative expense deductions were made only when the participant account balance was over $3,000 at the end of the quarter. Effective October 1, 2011, administrative expenses were deducted from all participant accounts, regardless of the participant’s account balance. The cost per participant may adjust each quarter as administrative costs change. Prior to April 1, 2010, the Company paid substantially all administrative expenses of the Capital Appreciation Plan, except for investment related expenses which were paid by the Plan.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3—TAX STATUS

The Capital Appreciation Plan obtained its latest determination letter on February 11, 2009, in which the IRS stated that the Plan, as amended and restated effective January 1, 2008, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrators and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC. Thus, no provision for income taxes has been included in the financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. Accordingly, no interest or penalties related to uncertain tax positions have been recognized. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 4—PLAN AMENDMENTS

The Plan was amended on December 14, 2009, to provide for supplemental employer contributions for new hires in certain bargaining units and changes in the pre-tax employer matching contribution for IBEW Production & Maintenance and IBEW Clerical employees, effective January 1, 2010. The amendment also included several required statutory changes to comply with provisions required by the Pension Protection Act (allowing rollovers of plan distributions to Roth IRAs and eliminating the requirement to distribute gap period income for Actual Deferral Percentage (“ADP”) and Actual Contribution Percentage (“ACP”) corrective distributions); the Worker, Retiree and Employer Recovery Act of 2008 (allowing non-spouse beneficiaries of deceased participants to make an eligible rollover distribution to an “inherited” IRA); and the Heroes Earnings Assistance and Relief Act of 2008 (allowing withdrawals by employees on active military service for more than 30 days and adding differential pay to the Section 415 definition of compensation). The Plan was amended again on December 22, 2010 to include statutory changes required under the Worker, Retiree & Employer Recover Act of 2008 for the suspension of minimum required distribution in 2009 and an optional change allocating plan administrative and record-keeping expenses to participants’ and beneficiaries’ accounts with a balance of $3,000 or more on a quarterly basis beginning April 2010.

The Plan was amended effective October 1, 2011 (1) to include changes of a clarifying and technical nature in conformance with the change in the Plan’s recordkeeper to J. P. Morgan; (2) to impose a 25% limit on employee investments of new monies into the Common Stock of WGL Holdings, Inc; and (3) to allocate recordkeeping expenses to all participant and beneficiary accounts.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5—MASTER TRUST

The Master Trust is composed of 20 investment funds. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections.

The assets of the following plans were combined in the Master Trust as of December 31, 2011 and 2010:

•	Washington Gas Light Company Savings Plan

•	Washington Gas Light Company Capital Appreciation Plan

The Plan’s interest in the Master Trust is stated at the fair value of its underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant shares outstanding in each fund and other investment options in which the Plan invests daily. The Plan’s interest in the Master Trust’s net assets as of December 31, 2011 and 2010 was 34.56% and 34.19%, respectively.

NOTE 6—FAIR VALUE MEASUREMENTS

The fair value of financial assets and liabilities is measured in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Many investments provide their investors with a calculated net asset value (“NAV”) per share that is used to estimate the fair value of the investment. The NAV can be used as a practical expedient to measure fair value if the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services – Investment Companies.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011 and their appreciation (depreciation) for the year ended December 31, 2011:

	Level 1	Level 2	Level 3	Total	Appreciation / (Depreciation)
Registered investment companies
Large cap growth funds	$33,057,232	$—	$—	$33,057,232	$(9,435,149)
Fixed income funds	9,852,100	—	—	9,852,100	(13,685,615)
International value funds	6,468,665	—	—	6,468,665	(5,654,059)
Small/mid cap value funds	4,280,254	—	—	4,280,254	(6,665,854)
Common/collective trust funds
Target date funds	—	23,360,527	—	23,360,527	(271,624)
Large cap blend funds	—	10,857,135	—	10,857,135	1,851,994
Large cap values funds	—	18,835,326	—	18,835,326	18,835,326
Small/mid growth funds	—	5,294,389	—	5,294,389	4,037,955
International growth funds	—	4,848,299	—	4,848,299	4,848,299
Stable Return Fund	—	—	49,771,705	49,771,705	2,597,796
Common Stock of WGL Holdings, Inc.	32,811,498	—	—	32,811,498	6,915,625

Total investments, at fair value	$86,469,749	$63,195,676	$49,771,705	$199,437,130	$3,374,694

Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(1,261,272)

Total net assets				$198,175,858

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Large cap growth funds	$42,492,381	$—	$—	$42,492,381
Fixed income funds	23,537,715	—	—	23,537,715
International value funds	12,122,724	—	—	12,122,724
Small/mid cap value funds	10,946,108	—	—	10,946,108
Common/collective trust funds
Target date funds	—	23,632,151	—	23,632,151
Large cap blend funds	—	9,005,141	—	9,005,141
Small/mid income funds	—	1,256,434	—	1,256,434
Stable Value Fund	—	—	47,173,909	47,173,909
WGL Holdings, Inc. Common Stock Fund	—	25,895,873	—	25,895,873

Total investments, at fair value	$89,098,928	$59,789,599	$47,173,909	$196,062,436

Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(1,015,485)

Total net assets				$195,046,951

Interest and dividend income for the year ended December 31, 2011 was $2,817,057.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common Stock of WGL Holdings, Inc.: Valued at the average price based upon the aggregate of all buys and sells related to WGL Stock for that particular day.

Registered investment companies: Valued at the quoted net asset value on the last trading date of the year.

Common/collective trust funds: Valued by the issuer of the common/collective trust funds based on the value of each of the underlying investments, less any applicable fees charged by the Issuer. The underlying investments are valued by the issuer using quoted market prices on active exchanges or, if unavailable, primarily using quoted market prices from independent pricing services and broker dealers. The common/collective trust funds include the NT Collective S&P 500 Index Fund, MFS International Growth Fund, NWQ Large Cap Value Fund, Wells Fargo Advantage Discovery Fund, and the JPMorgan SmartRetirement Funds. The NT Collective S&P 500 Index Fund has an investment objective to approximate the performance of the S&P 500 Index over the long term. The fund does not have any restrictions on redemption. The MFS International Growth Fund seeks capital appreciation through investments in the foreign equity securities including emerging market equity securities. The fund does not have any restrictions on redemption. The NWQ Large Cap Value Fund has an investment objective to approximate the performance of the Russell 1000 Value index over the longer term. The fund does not have any restrictions on redemption. The Wells Fargo Advantage Discovery Fund has an investment objective to approximate the performance of the Russell 2500 Growth index over the long term. The fund does not have any restrictions on redemption. The JPMorgan SmartRetirement Funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. The fund does not have any restrictions on individual participant withdrawals, but would require a 60-day notification if the Master Trust were going to do a partial or complete withdrawal from the Fund.

Stable Return Fund: Valued by the issuer of the Wells Fargo Stable Return Fund based on the value of each of the underlying investments, less any applicable fees charged by the Issuer. Investments in insurance contracts are valued at contract value, which is equal to the principal balance plus accrued interest, and are then adjusted to fair value based on current market yields, as well as other valuation techniques. Fixed income investments are valued at amortized cost which approximate fair value. All other underlying investments are valued by the issuer using quoted market prices on active exchanges, where applicable, or a method that approximates fair value. The Stable Return Fund has an investment objective to preserve principal by investing in a variety of investment contracts which are not expected to experience price fluctuation in most economic or interest rate environments. The fund does not have any restrictions on individual participant withdrawals, but would require a 12-month notification if the Master Trust were going to withdraw from the fund.

WGL Holdings, Inc. Common Stock Fund: As of December 31, 2010, the value was based on the quoted market price of the common shares of WGL Holdings, Inc. on the last trading date of the year, plus the cash equivalent investments held in the short-term investment fund. The WGL Holdings, Inc. Common Stock Fund had an investment objective to approximate the

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 6—FAIR VALUE MEASUREMENTS (CONTINUED)

performance of WGL Holdings, Inc stock. The fund did not have any restrictions on redemption. As of December 31, 2011, the WGL Holdings, Inc. Common Stock Fund is no longer recorded on a unitized basis. Participants now buy WGL Holdings, Inc. Common Stock directly, which is valued at the average price based upon the aggregate of all buys and sells related to WGL Stock for that particular day.

The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 assets for the year ended December 31, 2011 and 2010.

Stable Return Fund
Balance as of January 1, 2010	$47,270,938

Purchases	13,867,578
Sales	(16,239,294)
Issuances, and Settlements	—
Total gains (realized / unrealized)	2,274,687

Balance as of December 31, 2010	$47,173,909

Balance as of January 1, 2011	$47,173,909

Purchases	18,783,790
Sales	(20,933,284)

Issuances, and Settlements	—
Total gains (realized / unrealized)	4,747,290

Balance as of December 31, 2011	$49,771,705

The Stable Return Fund is a Level 3 investment because the investment cannot be redeemed at NAV in the near term.

The Master Trust recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2011, there were no significant transfers between Levels 1, 2, and 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7—RISKS AND UNCERTAINTIES

The Master Trust invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are units of mutual funds and other types of securities managed by State Street Global Advisors, the investment management division of State Street Bank and Trust Company. State Street Bank and Trust Company was the trustee of the Master Trust from January 1, 2010 to March 31, 2010, therefore, these transactions qualify as party-in-interest transactions in 2010. Effective April 1, 2010, State Street Bank and Trust Company was replaced by ING National Trust Company as the trustee for the Master Trust. On October 1, 2011, ING National Trust Company was replaced by JPMorgan Chase Bank, N.A. as the trustee for the Master Trust. JPMorgan Chase Bank, N.A. was the trustee of the JPMorgan SmartRetirement Funds from October 1, 2011 to December 31, 2011, therefore, these transactions qualified as party-in-interest transactions in 2011 for which an exemption exists. Additionally, as the Master Trust holds investments in the common stock of WGL Holdings, Inc., these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

NOTE 9—RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Adopted in the Current Plan Year

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance was effective for the Master Trust’s financials on January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for the Master Trust’s financials on January 1, 2011. The adoption of this standard did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9—RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Other Newly Issued Accounting Standards

In May 2011, The FASB issued ASU 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This standard was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments will be effective for annual periods beginning after December 15, 2011. The Plan’s management is evaluating the possible effect of this standard on the Master Trust.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

EIN: 53-0162882

Plan No: 004

	Name of Issuer	Type of Investment	Cost	Balance
a/	Notes Receivable From Participants	Participant loans with interest rates ranging from 4.25% to 8.25%	b/	2,885,215

a/-	Denotes Party-in-Interest
b/-	Cost information is not required for participant-directed investments and, therefore, is not included.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Date: July 10, 2012	/s/ Vincent L. Ammann, Jr.
Vincent L. Ammann, Jr. (Plan Administrator)
Vice President and Chief Financial Officer
Washington Gas Light Company

Date: July 10, 2012	/s/ Luanne S. Gutermuth
Luanne S. Gutermuth (Plan Administrator)
Vice President, Human Resources and
Organization Development
Washington Gas Light Company